CORAL GOLD RESOURCES LTD.
400 - 455 Granville Street
Vancouver, B.C. V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.coralgold.com
ir@coralgold.com

March 6, 2006                                                                                                                                                                                                                                           Trading Symbols: TSX Venture - CGR
US;OTC.BB - CGREF
Berlin and Frankfurt - GV8

Coral Gold Resources Ltd. (the “Company”) announces that it has closed the non-brokered private placement of 1,500,000 shares at a price of $3.00 per share.

As a result of the private placement, Mr. Robert McEwen now holds 19.8% of the outstanding shares of the Company.

The hold period for all securities issued under the private placement expires on July 4, 2006.

The net proceeds of the placement will be used for additional exploration and development work on the Company's Robertson Property, Nevada and for general working capital requirements.

Coral has been exploring a portfolio of strategically located claim blocks along the Battle Mountain-Eureka/Cortez gold trend in north-central Nevada. These properties are situated in the active Crescent Valley region, site of the large Cortez (Pipeline) gold mine.

On behalf of the Board of Directors
of Coral Gold Resources Ltd.

“Louis Wolfin”
Louis Wolfin
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.